Exhibit 99.31

Genetic Technologies Limited

ACN 009 212 328

Notice of Annual General Meeting

Venue:	Virtual Meeting

Date:	Wednesday 24 November 2021
Time:	Commencing at 9:00am (AEDT)

Contents

Page

Key dates	1

Notice of General Meeting	2

Proxy Appointment, Voting and Meeting Instructions	5

Explanatory Statement	6

Key dates

The key dates for the Annual General Meeting (AGM) are set out below.

Event	Date

Last day for receipt of proxies	9:00am on Monday 22 November 2021

Annual General Meeting	9:00am on Wednesday 24 November 2021

Proxy Forms received after 9:00am (AEDT) on Monday 22 November 2021 will be disregarded.

Virtual AGM and Your Vote

The business of the AGM affects your shareholding and your vote is important.

As outlined in the Notice of General Meeting, the Meeting will be held as a fully virtual annual general meeting via live webcast. If you are planning to watch the webcast, and whilst shareholders will be able to vote online in the Meeting, shareholders are encouraged to lodge a proxy form ahead of the meeting.

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

Please refer to your enclosed Proxy Form for more information and instructions on how to vote at this Meeting.

Questions

Shareholders are invited to contact the Company Secretary, Mike Tonroe, on +61(0) 3 8412 7000 if they have any questions regarding the AGM.

We also invite Shareholders to submit questions to the Company or auditor in advance of the Meeting. Questions must be received by no later than 9:00am (Melbourne time) on Wednesday 17 November 2021. The Company will endeavour to address as many of the more frequently raised relevant questions as possible during the Meeting. However, there may not be sufficient time to address all questions raised. Please note that individual responses will not be sent to shareholders. Please submit any written questions to the Company to mike.tonroe@gtglabs.com.

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Notice of Annual General Meeting

Notice is given that the Annual General Meeting of Genetic Technologies Limited ACN 009 212 328 (GTG or Company) will be held by Virtual Meeting on Wednesday 24 November 2021 commencing at 9:00am (AEDT).

The Explanatory Statement, which accompanies and forms part of this Notice, contains information to assist Shareholders to decide how to vote on the matters to be considered at the AGM.

The health and wellbeing of our Shareholders and employees is of vital importance.

Due to the current COVID-19 restrictions at the date of this Notice, the Meeting will be held as a fully virtual annual general meeting via live webcast. There will be no physical attendance at the AGM.

To watch the webcast, ask questions and vote on the day of the meeting, please visit:

web.lumiagm.com/362674249. For instructions on attending the meeting virtually, please refer to the online user guide www.computershare.com.au/virtualmeetingguide.

If it becomes necessary for the Company to give further updates about the Meeting, information will be lodged with the ASX and posted on the Company’s website.

Terms used in this Notice are defined in the Glossary.

Agenda

1. Consideration of Financial Statements

To receive and consider the Company’s financial report, directors’ report and auditor’s report for the year ended 30 June 2021, contained in the Company’s 2021 Annual Report.

GTG’s Annual Report is available online at https://www.gtglabs.com.

2. Resolutions

Resolution 1 – Adoption of the Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That for the purpose of Section 250R(2) of the Corporations Act and all other purposes the Remuneration Report as set out in the Directors’ report for the Company for the year ended 30 June 2021 be adopted.”

Please note that the vote on this resolution is advisory only and does not bind the Directors of the Company or the Company. The Board, however, will take the outcome of the vote into consideration when reviewing the remuneration practices or policies of the Company.

Corporations Act Voting Restriction Statement: A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any of the following persons;

a)	a member of Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or

b)	a Closely Related Party of such a member,
(collectively, an Excluded Voter).

However, an Excluded Voter may cast a vote on Resolution 1 if:

a)	the Excluded Voter does so as a proxy; and
b)	the vote is not cast on behalf of an Excluded Voter; and
c)	either:

i.	the voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or
ii.	the voter is the chair of the meeting and the appointment of the chair as proxy:

A.	does not specify the way the proxy is to vote on the resolution; and
B.	expressly authorises the chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company or, if the Company is part of a consolidated entity, for the entity.

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Resolution 2 – Re-Election of Dr Jerzy (George) Muchnicki

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“To elect Dr George Muchnicki who retires by rotation in accordance with clause 20.3 of the Company’s Constitution and being eligible offers himself for re-election as a Director.”

Resolution 3 - Approval of proposed issue of Warrants

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.1 and for all other purposes, approval is given for the issue of 48,750,000 Warrants to H.C. Wainwright & Co in part consideration for exclusive placement agent services provided to the Company on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of:

a)	H.C. Wainwright & Co, or a person who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

●	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
●	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 4 - Ratification of prior issue of Shares under ASX Listing Rule 7.1

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 209,363,400 Shares issued in part consideration for the acquisition of 100% of EasyDNA’s brands and assets as detailed in the Company’s announcement dated 19 July 2021 pursuant to Listing Rule 7.1 and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of:

a)	a person who participated in the issue or is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

●	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
●	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

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Resolution 5 - Ratification of prior issue of Shares under ASX Listing Rule 7.1A

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 750,000,000 Shares to several U.S. institutional investors pursuant to Listing Rule 7.1A on 25 January 2021 pursuant to a Share placement and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of:

a)	a person who participated in the issue or is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

●	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
●	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 6 – Adoption of Employee Share and Option Plan

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That the Employee Share and Option Plan (ESOP), summarised in the Explanatory Statement, be approved and that for the purposes of Exception 13 of Listing Rule 7.2 and for all other purposes, the issue of securities under the Employee Share and Option Plan within three (3) years from the date of this resolution be an exception to Listing Rules 7.1 and 7.1A.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of:

a)	a Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company);
b)	any person who is eligible to participate in any employee incentive scheme in relation to the Company; or
c)	an associate of those persons in a and b above.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

●	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
●	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

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Resolution 7 – Approval of Increased Placement Capacity

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“That pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the increase in capacity of the Company to issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and otherwise on the terms and conditions in the Explanatory Statement accompanying this Notice of Meeting.”

ASX Listing Rules - Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 7 by or on behalf of:

a)	a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

●	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
●	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

By order of the Board of Directors

Mike Tonroe

Company Secretary

22 October 2021

Proxy Appointment, Voting and Meeting Instructions

See attached proxy form.

To be valid, properly completed forms must be received by the Company no later than 9:00am Australian Eastern Daylight Time (AEDT) on Monday 22 November 2021.

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Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company’s Annual General Meeting.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company that is material to a decision on how to vote on the Resolutions in the accompanying Notice of Annual General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary. Capitalised terms defined within this Notice of Annual General Meeting, but which are not defined in the Glossary, also apply within this Notice of Annual General Meeting.

Legal Background applicable to Resolutions:

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period. A ‘Warrant’ and ‘Performance Rights’ are each an Equity Security for the purposes of the ASX Listing Rules.

ASX Listing Rule 7.1A provides that in addition to issues permitted without prior shareholder approval under ASX Listing Rule 7.1, an entity that is eligible and obtains shareholder approval under ASX Listing Rule 7.1A may issue or agree to issue during the period for which the approval is valid a number of quoted equity securities which represents 10% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period as adjusted in accordance with the formula in ASX Listing Rule 7.1A.2.

Listing Rule 7.4 also allows the shareholders of a listed company to approve an issue of Equity Securities after it has been made or agreed to be made. If they do, the issue is taken to have been approved under Listing Rule 7.1 and so does not reduce the company’s capacity to issue further Equity Securities without shareholder approval under the corresponding rule. The Company wishes to retain as much flexibility as possible to issue additional Equity Securities into the future without having to obtain Shareholder approval for such issues under Listing Rule 7.1, hence the below resolutions 4 and 5 seek ratification of issues of Equity Securities.

Where an eligible entity obtains shareholder approval to increase its placement capacity under ASX Listing Rule 7.1A then any ordinary securities issued under that additional placement capacity:

(a) will not be counted in variable “A” in the formula in ASX Listing Rule 7.1A; and

(b) are counted in variable “E”,

until their issue has been ratified under ASX Listing Rule 7.4 (and provided that the previous issue did not breach ASX Listing Rule 7.1A) or 12 months has passed since their issue. By ratifying the issue, the base figure (i.e. variable “A”) in which the Company’s 15% and 10% annual placement capacities are calculated will be a higher number which in turn will allow a proportionately higher number of securities to be issued without prior Shareholder approval.

1.	Consideration of Financial Statements

The Company’s 2021 Annual Report comprising the Company’s financial report, directors’ report and auditor’s report for the year ended 30 June 2021 was lodged with ASX on 31 August 2021. The Company’s 2021 Annual Report is placed before Shareholders for discussion. No voting is required for this item of business.

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2.	Resolution 1 – Adoption of the Remuneration Report

Background

The Company submits its Remuneration Report for the financial year ended 30 June 2021 to Shareholders for consideration and adoption by way of a non-binding Advisory Resolution pursuant to section 250R of the Corporations Act. The Company’s Remuneration Report can be found in the Company’s 2021 Annual Report. It sets out a range of matters relating to the remuneration of Directors and Senior Executives of the Company and explains Board policies in relation to the nature and value of remuneration paid to Directors and Senior Executives within the Company. A copy of the Company’s 2021 Annual Report can be found on its website at www.gtglabs.com.

A vote on this Resolution 1 is advisory only and does not bind the Directors or the Company.

The Corporations Act provides that:

a)	members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any Closely Related Party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and

b)	if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”.

As no “strike” occurred at the Genetic Technologies’ 2020 Annual General Meeting, and accordingly the current “strike” count is zero. If a “first strike” was to occur at the 2021 Annual General Meeting:

a)	the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2022 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and

b)	if the Company’s subsequent (i.e. 2022) Remuneration Report also receives a “no vote” at the 2022 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2022 Annual General Meeting will be asked (at that 2022 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act.

In the interests of good corporate governance, the Board abstains from making a recommendation in relation to Resolution 1.

A voting restriction statement is set out in Resolution 1 in the Notice.

Shareholders should be aware that any undirected proxies given to the Chair will be cast by the Chair and counted in favour of the Resolutions the subject of this Meeting, including this Resolution 1, subject to compliance with the Corporations Act. In exceptional circumstances, the Chairman of the Meeting may change his voting intention on any resolution, in which case an ASX announcement will be made.

Board recommendation and undirected proxies

As all members of the Board are excluded from voting on Resolution 1, they do not make any recommendations on voting. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 1.

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3.	Resolution 2 – Re-Election of Dr Jerzy (George) Muchnicki, MBBS

Dr. Muchnicki, retires by rotation in accordance with clause 20.3 of the Company’s Constitution and being eligible, offers himself for re-election.

Dr. Muchnicki was appointed to the Board on 31 January 2018 and acted as Interim Chief Executive Officer from September 2019 until the appointment of Mr. Simon Morriss to the role in February 2021. Dr. Muchnicki is a medical graduate from Monash University having held positions in private practice for some 25 years, including a 12-month period as director for student health at The University of Melbourne. For the past 14 years he has been mostly involved in commercialisation and funding of research and development in the biotechnology sector from gene silencing to regenerative medicine.

Dr. Muchnicki has been in his current role as Chief Medical Officer since February 2021, where he is focusing on the integration of inherited with sporadic disease risk to create new predictive platforms which address 100% of genetic risk screening for common complex disease.

Dr. Muchnicki brings with him strong clinical medical skills, including interests in software development, blockchain and sustainable building materials. He is a co-founder of Speed Panel Systems Pty Ltd a world leader in fire rated and acoustic wall solutions. He is also the co-founder of CandleBets, a software development company that is creating blockchain enabled, novel instruments for the financial industry.

Board recommendation and undirected proxies

The Board (with the exception of Dr. Muchnicki due to his interest in the outcome) unanimously recommends that Shareholders vote in favour of Resolution 2. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 2.

4.	Resolution 3 – Approval of proposed issue of Warrants

Background

Resolution 3 seeks the required Shareholder approval to the issue of 48,750,000 Warrants to H.C. Wainwright & Co. or its nominee(s) under and for the purposes of Listing Rule 7.1. If Resolution 3 is passed, the Company will be able to proceed with the issue of the Warrants. In addition, the issue will be excluded from the calculation of the number of equity securities that the Company can issue without Shareholder approval under Listing Rule 7.1.

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period. A ‘Warrant’ is an Equity Security for the purposes of the ASX Listing Rules.

Resolution 3 seeks Shareholder approval for the issue of 48,750,000 Warrants to H.C. Wainwright & Co. or its nominee(s) in consideration for exclusive placement agent services provided to the Company pursuant to an engagement agreement, dated 29 March 2020, as amended on 20 May 2020.

If Resolution 3 is not passed, the Company will not be able to proceed with the immediate issue of 48,750,000 Warrants to H.C. Wainwright & Co. or its nominee(s), in which case, the Company will be required to negotiate alternative compensation arrangements with H.C. Wainwright & Co.

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Information required by ASX Listing Rule 7.3

In compliance with the information requirements of ASX Listing Rule 7.3, Shareholders are advised of the following particulars on the allotment and issue of the Warrants:

The name of the person to whom the securities will be issued	The Warrants will be issued to H.C. Wainwright or its nominee(s), which is not a related party of the Company.

The maximum number of securities to be issued	48,750,000 Warrants.

The date by which the entity will issue the securities	No later than 3 months after the date of this Annual General Meeting.

The price at which the securities will be issued	There will be no issue price paid by H.C. Wainwright & Co for their Warrants. The issue of the Warrants is in part consideration for exclusive placement agent services provided to the Company.

The terms of the securities

Each Warrant is, and will remain, unquoted and entitles the holder to subscribe for one Share in the Company.

48,750,000 Warrants exercisable at US$0.010938 per Share (unless exercised using the Cashless Exercise), each expiring 5 years from issue and will otherwise be issued on the terms and conditions set out in Annexure A of this Notice.

Valuation of the securities	Based on the binomial pricing model, the valuation of the Warrants is A$476,297.

The use of the funds raised	Whilst there will be no funds raised from the issue of the Warrants, should the Warrants be exercised the Company currently intends to apply funds received to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests in the United States, for implementation of its consumer initiated testing platforms as well as for working capital and potential acquisitions.

Summary of Agreement Terms

The Warrants are being issued pursuant to a Capital Raising Mandate entered into between the Company and H.C. Wainwright & Co dated 29 March 2020 as amended on 20 May 2020.

Under the Capital Raising Mandate H.C. Wainwright & Co agreed to serve as the exclusive agent, advisor or underwriter in any offering of securities in the Company other than in Australia and New Zealand during the term of the Mandate. The term of the mandate has continued to be extended on 3 monthly basis since the expiry of the initial 3 month term.

The mandate did not create any immediate obligations for the issue of the warrants or payment of cash fees, but required warrants to be issued and fees paid if H.C. Wainwright & Co raised capital for the Company

H.C. Wainwright & Co raised US$6.56 million in January 2021 and as such is entitled to be issued 48,750,000 Warrants.

The Company has paid H.C. Wainwright & Co a cash fee of 7.5% of the amount raised in the capital raise and a management fee equal to 1% of the gross proceeds raised in the offering. Under the mandate the Company has agreed to pay H.C. Wainwright & Co non-accountable expenses of up $25,000 and other reasonable out of pocket expenses of up an aggregate amount of $50,000. In addition, subject to shareholder approval, H.C. Wainwright & Co and/or it’s nominees will be issued with the 48,750,000 Warrants (being an amount equal to 6.5% of the aggregate number of Shares placed in each offering), at an exercise price that is 125% of the capital raising offer price and a term expiring 5 years from the date of issue.

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A voting restriction statement is set out in Resolution 3 in the Notice.

Board recommendations and undirected proxies

The Directors recommend that the Shareholders vote in favour of Resolution 3.

The Chair intends to vote all undirected proxies in favour of Resolution 3.

5.	Resolution 4 – Ratification of prior issue of Shares under ASX Listing Rule 7.1

Background

The Company executed an acquisition agreement (Acquisition Agreement) on 18 July 2021 to acquire the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation Inc and its associated brands trading as EasyDNA (EasyDNA or EasyDNA Acquisition).

The Acquisition Agreement provides for the acquisition of all brands, websites and reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities.

Under the terms of the Acquisition Agreement, GTG acquired 100% of EasyDNA’s brands and assets within the General Genetics Corporation business for a purchase price of US$4 million, comprising upfront cash consideration of US$2 million and US$1.5 million worth of GTG securities in the nature of ADRs (Consideration ADRs). An additional US$500k cash consideration will be held in escrow for up to 12 months and paid subject to the completion of conditions precedent.

The issue of new ordinary shares underlying the Consideration ADRs represented 2.3% of GTG’s issued share capital prior to the EasyDNA Acquisition and were issued on 19 July 2021 under GTG’s Listing Rule 7.1 capacity to the Company’s US Depositary Agent in anticipation of completion of the Acquisition Agreement on 13 August 2021.

The issue of 209,363,400 Shares, as it has not yet been approved by the Company’s shareholders, effectively uses up part of the 15% limit in Listing Rule 7.1, reducing the Company’s capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue date. To this end, Resolution 4 seeks shareholder approval to the issue under and for the purposes of Listing Rule 7.4.

Listing Rule 7.4 allows the shareholders of a listed company to approve an issue of Equity Securities after it has been made or agreed to be made. If they do, the issue is taken to have been approved under Listing Rule 7.1 and so does not reduce the company’s capacity to issue further Equity Securities without shareholder approval under the corresponding rule.

Resolution 4 seeks Shareholder approval for the prior issue of 209,363,400 Shares made pursuant to the Company’s 15% placement capacity under listing rule 7.1.

If Resolution 4 is passed, the issue of 209,363,400 Shares will be excluded in calculating the Company’s 15% limit in Listing Rule 7.1, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

In the event that Shareholders do not approve Resolution 4, the issue will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

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Information required by ASX Listing Rule 7.5

The following additional information is provided pursuant to the requirements of ASX Listing Rule 7.5.

The number of securities issued	209,363,400 Shares.

The price at which the securities were issued	US$4.29 per ADS (600 Shares) - or in Australian dollars $0.008 per GTG Share.

The terms of the securities	Each Share issued ranks equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue.

The names of the persons to whom the entity issued the securities	The Shares were issued to General Genetics Corporation Inc.

The use of the funds raised	The Shares were issued as part consideration for the acquisition by the Company of EasyDNA and no proceeds were received.

The date the securities were or will be issued	19 July 2021

A voting restriction statement is set out in Resolution 4 in the Notice.

Board recommendations and undirected proxies

The Directors unanimously recommend that the Shareholders vote in favour of Resolution 4.

The Chair intends to vote all undirected proxies in favour of Resolution 4.

6.	Resolution 5 – Ratification of prior issue of Shares under ASX Listing Rule 7.1A

Background

On 25 January 2021 the Company completed a capital raising to raise US$6.56 million (by the issue of 1,250,000 American Depositary Shares (“ADSs”) without prior shareholder approval, each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of US$5.25 per ADS - or in Australian dollars A$0.01125 per GTG Share.

The 750,000,000 Shares were issued pursuant to the Company’s additional 10% placement capacity under listing rule 7.1A.

The issue of 750,000,000 Shares, as it has not yet been approved by the Company’s shareholders, effectively uses up part of the 10% limit in Listing Rule 7.1A, reducing the Company’s capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1A for the 12 month period following the issue date. To this end, Resolution 5 seeks shareholder approval to the issue under and for the purposes of Listing Rule 7.4.

Listing Rule 7.4 allows the shareholders of a listed company to approve an issue of Equity Securities after it has been made or agreed to be made. If they do, the issue is taken to have been approved under Listing Rule 7.1A and so does not reduce the company’s capacity to issue further Equity Securities without shareholder approval under the corresponding rule.

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Resolution 5 seeks Shareholder approval for the prior issue of 750,000,000 Shares made pursuant to the Company’s 10% placement capacity under listing rule 7.1A.

If Resolution 5 is passed, the issue of 750,000,000 Shares will be excluded in calculating the Company’s 10% limit in Listing Rule 7.1A, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

In the event that Shareholders do not approve Resolution 5, the issue will be included in calculating the Company’s 10% limit in Listing Rule 7.1A, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

Information required by ASX Listing Rule 7.5

The following additional information is provided pursuant to the requirements of ASX Listing Rule 7.5.

The number of securities issued	750,000,000 Shares.

The price at which the securities were issued	US$5.25 per ADS (600 Shares) - or in Australian dollars $0.01125 per GTG Share.

The terms of the securities	Each Share issued ranks equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue.

The names of the persons to whom the entity issued the securities	The Shares were issued to several US institutional investors.

The use of the funds raised	The Company is utilising the net proceeds to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests in the United States, for implementation of its consumer initiated testing platforms and for working capital and potential acquisitions.

The date the securities were issued	25 January 2021

A voting restriction statement is set out in Resolution 5 in the Notice.

Board recommendations and undirected proxies

The Directors unanimously recommend that the Shareholders vote in favour of Resolution 5.

The Chair intends to vote all undirected proxies in favour of Resolution 5.

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7.	Resolution 6: Adoption of employee share and option plan

Background

The Company has an existing staff share and option plan (Existing Plan) that was originally approved by shareholders in 2008 and was most recently approved in 2018. To ensure the Company has appropriate and current mechanisms to continue to attract and retain the services of employees of a high calibre, the Company proposes to adopt the existing employee share and option plan (ESOP) amended to include the issue of performance rights to Key Management Personnel pursuant to which issued capital of the Company may continue to be made available to directors, senior management and employees as a form of longer term equity incentive which will supersede the Existing Plan.

The employees of the Company have been, and will continue to be, instrumental in the growth of the Company. The Directors consider that the ESOP is an appropriate method to:

i). reward employees for their past performance;

ii). provide long term incentives for participation in the Company’s future growth; and

iii). motivate and generate loyalty from employees.

Additionally, the Company believes it to be in the best interests of the Company to preserve the maximum commercial flexibility to issue Shares that is afforded to it by Listing Rule 7.1.

Listing Rule 7.1

Listing Rule 7.1 prohibits a company, except in certain cases, from issuing new equity securities equivalent in number to more than 15% of its capital in any 12 month period without the prior approval of its shareholders. Securities issued with shareholder approval under ASX Listing Rule 7.1 do not count towards the 15% limit.

As a result, any issue of Shares by the Company under an employee incentive scheme would reduce the Company’s 15% capacity to issue Shares under Listing Rule 7.1 as well as its capacity to issue Shares under Listing Rule 7.1A.

However, Exception 13 of Listing Rule 7.2 allows a company to issue securities without specific shareholder approval and without reducing the 15% capacity under Listing Rule 7.1 or the 10% capacity under Listing Rule 7.1A where shareholders of a company have approved the issue of securities pursuant to an employee incentive scheme as an exception to Listing Rule 7.1 within 3 years prior to the issue of the securities. Resolution 6 is being put to the Shareholders for this purpose and will allow the Company to utilise Exception 13 of Listing Rule 7.2 for 3 years from the date of the Resolution being passed.

In the event that Shareholders do not approve Resolution 6, issues of securities pursuant to the ESOP will be included in calculating the Company’s 15% and 10% limits in Listing Rules 7.1 and 7.1A respectively. This will decrease the number of equity securities the Company can issue without Shareholder approval over the 12 month period following the issue date.

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Listing Rule Information

The following information is required to be provided to shareholders pursuant to Listing Rule 7.2

Exception 13:

a). Number of Options and performance rights issued

The Number of Options and Performance Rights issued since Shareholder approval was last obtained for the Existing Plan for the purpose of the ASX Listing Rules (i.e. since 29 November 2018):

Date of issue	Description of security	Quantity
12 December 2018	Unquoted options issued to employees under the ESOP	16,000,000
21 December 2020	Unquoted options issued to employees under the ESOP	12,850,000
4 February 2021	Unquoted performance rights issued to Simon Morriss under the ESOP	60,000,000
1 April 2021	Unquoted performance rights issued under the ESOP	7,875,500
29 October 2021	Unquoted performance rights issued to Key Management Personnel under the ESOP	60,000,000

Approval of the ESOP is therefore sought under Exception 13 to Listing Rule 7.2 so that any issue of securities under the ESOP over the next 3 years is disregarded when determining the 15% placement capacity of the Company. The maximum number of securities proposed to be issued under the scheme, subject to approval of the ESOP is 461,304,507.

b) Summary of the ESOP Rules

A summary of the ESOP is set out in Annexure B of this Explanatory Memorandum.

In addition, a copy of the ESOP is available for review by Shareholders on the Company’s website at https://www.gtglabs.com/investor-centre. Shareholders are invited to contact the Company if they have any questions.

It should be noted that no Equity Securities can be issued to a Related Party pursuant to the ESOP without additional approval pursuant to Listing Rules 10.14.

A voting exclusion statement is set out in Resolution 6 in the Notice.

Board recommendations and undirected proxies

The Directors unanimously recommend that the Shareholders vote in favour of Resolution 6.

The Chair intends to vote all undirected proxies in favour of Resolution 6.

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8.	Resolution 7 – Approval of Increased Placement Capacity

General

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

Under Listing Rule 7.1A, however, an eligible entity can seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase this 15% limit by an extra 10% to 25% (subject to some limitations described below).

An ‘eligible entity’ means an entity which is not included in the S&P/ASX 300 Index and which has a market capitalisation of $300 million or less. The Company is an eligible entity for these purposes.

Resolution 7 seeks Shareholder approval by way of special resolution for the Company to have the additional 10% capacity provided for in Listing Rule 7.1A to issue Equity Securities without Shareholder approval (10% Placement Capacity). By this resolution the Company is seeking shareholder approval to increase its capacity to issue shares under Listing Rule 7.1A. There is no guarantee that the Company will issue any shares under its 10% Placement Capacity.

If Resolution 7 is passed, the Company will be able to issue Equity Securities up to the 15% limit under Listing Rule 7.1 plus an additional 10% under Listing Rule 7.1A, both without any further Shareholder approval.

If Resolution 7 is not passed, the Company will not be able to access the 10% Placement Capacity and will remain subject to the 15% limit on issuing equity securities without shareholder approval set out in Listing Rule 7.1.

Any Equity Securities issued under the 10% Placement Capacity must be in the same class as an existing class of quoted Equity Securities, must be only for cash consideration and is subject to the below described minimum price restriction (where the 15% limitation under Listing Rule 7.1 is not subject to this cash only limitation or price restriction). The Company currently has one class of quoted Equity Security on issue, being Shares (ASX Code: GTG).

The exact number of Equity Securities that the Company may issue under an approval under ASX Listing Rule 7.1A will be calculated according to the following formula:

(A x D) – E

Where:

A is the number of fully paid ordinary securities on issue at the commencement of the relevant period:

I.	plus the number of fully paid ordinary securities issued in the relevant period under an exception in ASX Listing Rule 7.2 other than exception 9, 16 or 17;

II.	plus the number of fully paid ordinary securities issued in the relevant period on the conversion of convertible securities within rule 7.2 exception 9 where:

a.	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

b.	the issue of, or agreement to issue, the convertible securities was approved, or taken under the ASX Listing Rules to have been approved, under rule 7.1 or rule 7.4,

III.	plus the number of fully paid ordinary securities issued in the relevant period under an agreement to issue securities within rule 7.2 exception 16 where:

a.	the agreement was entered into before the commencement of the relevant period; or

b.	the agreement or issue was approved, or taken under the ASX Listing Rules to have been approved, under rule 7.1 or rule 7.4,

IV.	plus the number of any other fully paid ordinary securities issued in the relevant period with approval under rule 7.1 or rule 7.4;

V.	plus the number of partly paid ordinary securities that became fully paid in the relevant period;

VI.	less the number of ordinary securities cancelled in the relevant period.

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D is 10%.

E is the number of Equity Securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of issue or agreement to issue that are not issued with the approval of holders of ordinary securities under ASX Listing Rule 7.4.

Information required by ASX Listing Rule 7.3A

In accordance with ASX Listing Rule 7.3A, the information below is provided in relation to this Resolution 7:

Minimum Price

Pursuant to ASX Listing Rule 7.1A.3, the minimum price at which the Equity Securities may be issued under the 10% Placement Capacity is 75% of the volume weighted average price of Equity Securities in that class, calculated over the 15 ASX trading days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed by the Company and the recipient of the securities; or

(ii)	if the Equity Securities are not issued within 10 ASX trading days of the date in paragraph (i), the date on which the Equity Securities are issued.

Purposes of Issue under 10% Placement Capacity

The Company may only issue Equity Securities under the 10% Placement Capacity for cash consideration. In general terms, the Company could issue equity securities under its Additional Placement Capacity to raise cash for product research and development and general working capital and administration.

Applicable Period for the Approval

The Equity Securities may be issued under the 10% Placement Capacity commencing on the date of the annual general meeting at which the approval is obtained and expiring on the first to occur of the following:

(i)	The date that is 12 months after the date of the annual general meeting at which the approval is obtained.

(ii)	The time and date of the entity’s next annual general meeting.

(iii)	the time and date of approval by Shareholders of any transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of the Company’s activities) or ASX Listing Rule 11.2 (disposal of the Company’s main undertaking) after which date an approval under ASX Listing Rule 7.1A ceases to be valid.

Risk of voting dilution

Any issue of Equity Securities under the 10% Placement Capacity will dilute the interests of Shareholders who do not receive any Equity Securities under any 10% Placement Capacity issue.

Table 1 below shows, by way of example, the dilution of existing Shareholders calculated in accordance with the formula outlined in ASX Listing Rule 7.1A.2 if Resolution 7 is approved by Shareholders and the Company issues the maximum number of Equity Securities available under the 10% Placement Capacity, on the basis of the current market price of Shares and the current number of Equity Securities on issue as at the date of this Notice.

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The table also shows the voting dilution impact where the number of Shares on issue (Variable A in the formula) changes and the economic dilution where there are changes in the issue price of Shares issued under the 10% Placement Capacity.

Table 1

*The number of Shares on issue (Variable A in the formula) could increase as a result of the issue of Shares that do not require Shareholder approval (such as under a pro-rata rights issue or scrip issued under a takeover offer), or that are issued with Shareholder approval under ASX Listing Rule 7.1.

The table above uses the following assumptions:

(i)	There are currently 9,226,090,143 Shares on issue.

(ii)	The issue price set out above is the closing price of the Shares on the ASX on 8 October 2021.

(iii)	The Company issues the maximum possible number of Equity Securities under the 10% Placement Capacity.

(iv)	The Company has not issued any Equity Securities in the 12 months prior to the Meeting that were issued under an exception in ASX Listing Rule 7.2 or with approval under ASX Listing Rule 7.1.

(v)	The issue of Equity Securities under the 10% Placement Capacity consists only of Shares. It is assumed that no Options or Warrants are exercised into Shares before the date of issue of the Equity Securities. There are currently 713,787,500 unquoted options and performance rights and 264,266,778 Warrants on issue.

(vi)	The calculations above do not show the dilution that any one particular Shareholder will be subject to. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.

(vii)	This table does not set out any dilution pursuant to approvals under ASX Listing Rule 7.1.

(viii)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(ix)	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Capacity, based on that Shareholder’s holding at the date of the Meeting.

Risk of economic and voting dilution

Shareholders should note that there is a risk that:

(i)	the market price for the Company’s Shares may be significantly lower on the issue date than on the date of approval of this Resolution; and

(ii)	the Shares may be issued at a price that is at a discount to the market price for those Shares on the date of issue.

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Allocation policy under the 10% Placement Capacity

The Company’s allocation policy for the issue of Equity Securities under the 10% Placement Capacity will be dependent on the prevailing market conditions at the time of the proposed placement(s).

The recipients of the Equity Securities which may be issued under the 10% Placement Capacity have not yet been determined. However, the recipients of Equity Securities could consist of current Shareholders or new investors (or both), none of whom will be related parties of the Company.

The Company will determine the recipients at the time of the issue under the 10% Placement Capacity, having regard to the following factors:

(i)	the purpose of the issue;

(ii)	alternative methods for raising funds available to the Company at that time, including, but not limited to, an entitlement issue or other offer where existing Shareholders may participate;

(iii)	the effect of the issue of the Equity Securities on the control of the Company;

(iv)	the circumstances of the Company, including, but not limited to, the financial position and solvency of the Company;

(v)	prevailing market conditions; and

(vi)	advice from corporate, financial and broking advisers (if applicable).

Previous approval under ASX Listing Rule 7.1A

As at the date of this Notice, in the 12 months preceding the date of the Meeting, the Company has issued 750,000,000 Equity Securities under Listing Rule 7.1A representing 9% of Equity Securities on issue on the date being 12 months prior to the date of this Meeting.

The information below is provided in accordance with ASX Listing Rule 7.3A.6 (b) and details Equity Securities issued by the Company under Listing Rule 7.1A in the 12 months prior to the Meeting.

Table 2 below, details Shares (and total Equity Securities) issued by the Company under Listing Rule 7.1A in the 12 months prior to the proposed date of the Meeting. As at the date of the Notice, the Company has raised approximately US$6.56 million from the issue of Shares in the 12 months prior to the date of the Meeting. All of the funds raised will be used to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests in the United States, for implementation of its consumer initiated testing platforms as well as for working capital and potential acquisitions

Table 2

Date Issued	Number and class of securities	%*	Terms of security	Issue Price ($)	Discount or premium of Issue Price to Closing Price	Issued to / basis of issue	Cash / Non-Cash	Funds Raised
25/01/21	750,000,000 Shares	9.07	Ordinary fully paid shares	$0.01125	N/A	Issued to several US institutional investors	Cash	US$6,560,000

* the percentage the shares issued pursuant to Listing Rule 7.1A represent of the total number of equity securities on issue at the commencement of that 12 month period.

Funds raised will be used support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests in the United States, for implementation of its consumer initiated testing platforms and for working capital.

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The Company does not consider any person who has been issued securities under Listing Rule 7.1A to be material for the purposes of Listing Rule 7.1A.

Voting exclusion statement

As at the date of this Notice, the Company has not invited any existing Shareholder to participate in an issue of Equity Securities under ASX Listing Rule 7.1A. Therefore, no existing Shareholders will be excluded from voting on Resolution 7.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 7.

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Glossary

In this Explanatory Statement, the following terms have the following meaning:

ADS	means American Depositary Share whereby 1 American Depositary Share equates to 600 fully paid ordinary shares in the capital of the Company
ASIC	Australian Securities & Investments Commission.
Annual General Meeting or Meeting or AGM	Annual General Meeting of Shareholders of the Company or any adjournment of it, convened by this Notice.
Associate	has the meaning given to it by Part 1.2 Division 2 of the Corporations Act.
ASX	The Australian Securities Exchange operated by ASX Limited.
ASX Listing Rules	means the Listing Rules of the ASX.
Board or GTG Board	Board of Directors of the Company.
Cashless Exercise	has the meaning provided in clause 5 of Annexure A
Chairman or Chair	The chair of the Board.
Company or GTG	Genetic Technologies Limited ACN 009 212 328
Constitution	means the constitution of the Company for the time being in force.
Corporations Act	Corporations Act 2001 (Cth).
Director	A director of the Company.
H.C. Wainwright & Co	H.C. Wainwright & Co., LLC
Listing Rules	The Listing Rules of ASX.
NASDAQ	means the National Association of Securities Dealers Automated Quotations operated by Nasdaq Inc
Notice or Notice of Annual General Meeting	The notice of Annual General Meeting, which accompanies this Explanatory Statement.
Proxy Form	The proxy form accompanying the Notice.
Resolution	A resolution set out in the Notice.
Share	Fully paid ordinary share in the capital of the Company.
Shareholder	A registered holder of a Share.
Unlisted	Not listed on the ASX
Warrant	A warrant to purchase a Share.

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Annexure A - Summary of Warrant Terms

Each Warrant entitles the holder (Warrant Holder) to subscribe for and be issued one fully paid ordinary share (Share) in Genetic Technologies Limited ACN 009 212 328 (GTG or Company) on the following terms:

1.	Subject to clauses 2, 3, 6, 7 and any restrictions imposed by the Australian Securities Exchange (ASX), each Warrant is exercisable at any time after the date on which the Warrant is issued (Issue Date) until and including their Expiry Date (see clause 5 below).

2.	Warrants may be exercised by the Warrant Holder before the Expiry Date giving written notice in the form set out below (Notice of Exercise) to the Company at its registered office prior to the Expiry Date.

3.	The expiry date of the Options is 5 years from the Issue Date (Expiry Date),

4.	On receipt by the Company of the Notice of Exercise and (subject to clause 5) payment of the Exercise Price, the Company must, within 3 Business Days, and if the Shares are listed on the ASX, within the time period prescribed by the Listing Rules of the ASX (ASX Listing Rules):

(a)	allot to the Warrant Holder one Share in the Company for each Warrant exercised by the Warrant Holder;

(b)	cause to be despatched to the Warrant Holder the relevant acknowledgement of issue, a holding statement or share certificate (as applicable) as soon as is reasonably practicable detailing the issue of the relevant Share/s; and

(c)	issue (if applicable) a new holding statement (or option certificate) for the balance of the Warrant that remain unexercised.

5.	The exercise of any Warrants may be made in whole, or in part, by way of payment of the Exercise Price (as provided in clause 4 above) or (under certain circumstances) by way of exercise without cash payment (Cashless Exercise), pursuant to which the Warrant holder is entitled to receive, on exercise, the number of ADS calculated in accordance with a detailed formula specified in the Warrant Certificate. In general terms, number of ADS to issue on a Cashless Exercise is calculated as being the amount by which the market value per ADS (A) (a VWAP calculation, as at the exercise date) exceeds the stated exercise price per ADS (B) (had the exercise been upon a cash exercise basis), multiplied by the number of ADS that would have issued upon a cash conversion basis (X) and dividing the resulting $number by the same market value per ADS (A):

(A-B) multiplied by (X)
(A)

6.	Shares allotted on the exercise of Warrants will rank equally in all respects with the then existing issued ordinary fully paid shares in the capital of the Company (except in respect to any dividends which shall have been declared but not yet distributed before the actual exercise of a Warrant) and will be subject to the provisions of the Constitution of the Company.

7.	The Warrants are transferable by a Warrant Holder on written notice to the Company, and where the Shares are quoted, in accordance with the ASX Listing Rules, provided that the Options cannot be transferred or assigned within 12 months after the Issue Date except in accordance with the Corporations Act.

8.	In the event of a pro rata issue of Shares by the Company, the Exercise Price for each Warrant will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

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9.	If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Warrants, the number of Warrants to which each Warrant Holder is entitled or the Exercise Price of his or her Warrant or both must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

10.	A Warrant does not confer the right to participate in new issues of capital offered to holders of Shares (Rights Entitlement) during the currency of the Warrants without exercising the Warrants. However, the Company will endeavour that for the purpose of determining Rights Entitlements to any such issue, the Warrant Holder is to receive at least written notice from the Company of the pending closing or record date and sufficient time for the Warrant Holder to exercise the Warrants prior to that closing or record date in order to qualify for the participation in the Rights Entitlement.

11.	If the Shares are listed for quotation on the ASX, the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all Shares allotted on the exercise of any Warrants within 10 Business Days (as defined in the Listing Rules of the ASX) of allotment.

12.	In the event of the liquidation of the Company, all unexercised Warrants will lapse upon the occurrence of that liquidation.

13.	The Warrants do not provide any entitlement to dividends paid to ordinary shareholders.

14.	The Warrants do not entitle the Warrant Holder to vote at any meeting of shareholders.

15.	To the extent (if any) that any of these Warrant Terms and Conditions are inconsistent with or contrary to the ASX Listing Rules, the ASX Listing Rules provisions will prevail and these Warrant Terms and Conditions are deemed to incorporate the relevant ASX Listing Rules provisions as an amendment to these terms; and

16.	These Terms and Conditions are governed by the laws of the State of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria.

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Annexure B – Employee Share and Option Plan Terms

Summary of the key terms of the Employee Share and Option Plan (ESOP or Plan):

1)	The Plan is to extend to Eligible Persons or Eligible Associate (as the case may be) of Genetic Technologies Limited ACN 009 212 328 (Company) or an Associated Body Corporate of the Company as the Board may in its discretion determine.

2)	The total number of Securities which may be offered by the Company under this Plan shall not at any time exceed 5% of the Company’s total issued Shares when aggregated with the number of Securities issued or that may be issued as result of offers made at any time during the previous three year period under:

a)	an employee incentive scheme covered by ASIC CO 14/1000; or

b)	an ASIC exempt arrangement of a similar kind to an employee incentive scheme.

3)	The Shares are to be issued at a price determined by the Board.

4)	The Options are to be issued for no consideration.

5)	The exercise price of, or performance hurdles attaching to, Options are to be determined by the Board at its sole discretion.

6)	The Option Commencement Date will be any such date or dates with respect to the Options or tranches of Options (as the case may be) as may be determined by the Board prior to the issuance of the relevant Options.

7)	The Option Period commences on the Option Commencement Date and ends on the earlier of:

a)	the expiration of such period nominated by the Board at its sole discretion at the time of the grant of the Option but being not less than two years;

b)	if an Eligible Person’s employment or engagement with the Company or an Associated Body Corporate ceases because of an Uncontrollable Event, the earlier of:

1.	the expiry of the Option Period; or

2.	six months (or such other period as the Board shall, in its absolute discretion, determine) from the date on which the Eligible Person ceased that employment or engagement:

c)	if an Eligible Person’s employment or engagement with the Company or an Associated Body Corporate ceases because of a Controllable Event:

1.	the expiry of the Option Period; or

2.	three months (or such other period as the Board shall, in its absolute discretion, determine) from the date on which the Eligible Person ceased that employment or engagement; or

3.	the Eligible Person ceasing to be employed or engaged by the Company or an Associated Body Corporate of the Company due to fraud, dishonesty or being in material breach of their obligations to the Company or an Associated Body Corporate.

8)	Eligibility to participate is determined by the Board. Eligibility is restricted to Eligible Persons (or their Eligible Associates where applicable) of or the Company or an Associated Body Corporate of the Company. The Board is entitled to determine:

a)	subject to paragraph 2, the total number of Shares and Options to be offered in any one year to Eligible Persons or Eligible Associates;

b)	the Eligible Persons to whom offers will be made; and

c)	the terms and conditions of any Shares and Options granted, subject to the Plan.

9)	In respect of Options, Option holders do not participate in dividends or in bonus issues unless the Options are exercised.

10)	Option holders do not have any right to participate in new issues of securities in the Company made to shareholders generally. The Company will, where required pursuant to the ASX Listing Rules, provide Option holders with notice prior to the books record date (to determine entitlements to any new issue of securities made to shareholders generally) to exercise the Options, in accordance with the requirements of the ASX Listing Rules.

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11)	In the event of a pro rata issue (except a bonus issue) made by the Company during the term of the Options the Company may adjust the exercise price for the Options in accordance with the formula in the terms of the Plan.

12)	The Board has the right to vary the entitlements of Participants to take account of the effect of capital reorganisations, bonus issues or rights issues.

13)	The terms of the Options shall only be changed if holders (whose votes are not to de disregarded) of Shares in the Company approve of such a change. However, the terms of the Options shall not be changed to reduce the Exercise Price, increase the number of Options or change any period for exercise of the Options.

14)	The Board may impose as a condition of any offer of Shares and Options under the Plan any restrictions on the transfer or encumbrance of such Shares and Options as it determines.

15)	The Board may vary the Plan.

16)	The Plan is separate to and does not in any way form part of, vary or otherwise affect the rights and obligations of an Eligible Person under the terms of his or her employment or arrangement.

17)	At any time from the date of an Offer until the Acceptance Date of that Offer, the Board undertakes that it shall provide information as to:

a)	the Current Market Price of the Shares; and

b)	the acquisition price of the Shares or Options offered where this is calculated by reference to a formula, as at the date of the Offer,

to any Participant within three Business Days of a written request to the Company from that Participant to do so.

18)	Any Offer made pursuant to this Plan will specify whether subdivision 83A-C of the applicable Tax Laws applies to that Offer such that any tax payable by a Participant under the Offer will be deferred to the applicable deferred taxing point described in that subdivision.

In this Plan:

Contractor in relation to the Company or an Associated Body Corporate means:

a)	an individual with whom the body has entered into a contract for the provision of services under which the individual performs work for the body; or

b)	a company with whom the body has entered into a contract for the provision of services under which an individual, who is a director of the company or their spouse, performs work for the body,

where the individual who performs the work under or in relation to the contract is, or might reasonably be expected to be, engaged to work the number of hours that are the pro-rata equivalent of 40% or more of a comparable full-time position with the body.

Controllable Event means cessation of employment or engagement other than by an Uncontrollable Event.

Eligible Associate means:

c)	an immediate family member of an Eligible Person;

d)	a company whose members comprise no persons other than the Eligible Person or immediate family members of the Eligible Person; or

e)	a corporate trustee of a self-managed superannuation fund (within the meaning of the Superannuation Industry (Supervision) Act 1993) where the Eligible Person is a director of the trustee.

Eligible Person means a Director, Employee, Contractor or Prospective Participant.

Employee means a full-time or part-time employee of the Company or an Associated Body Corporate of the Company or a Casual Employee.

Option means an option or performance right to subscribe for a Share.

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Prospective Participant means in relation to the Plan, a person to whom the offer is made but who can only accept the offer if an arrangement has been entered into that will result in the person becoming an Eligible Person.

Participant means an Eligible Person or an Eligible Associate who accepts an offer from the Board to participate in the Plan.

Uncontrollable Event means:

a)	death, serious injury. disability or illness which renders the Eligible Person incapable of continuing their employment engagement (or providing the services the subject of the engagement) with the Company or Associated Body Corporate;

b)	forced early retirement, retrenchment or redundancy; or

c)	such other circumstances which result in an Eligible Person leaving their employment of or ceasing their engagement with the Company or Associated Body Corporate and which the Board determines is an Uncontrollable Event.

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